UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.
Public-Held Company with Authorized Capital
Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001 -42
Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON MARCH 22, 2010

DATE, TIME, AND PLACE:

March 22, 2010, at 5:00 p.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The totality of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

(a) Approve the proposal to increase the Company’s capital, in order to comply with Resolution # 3,605/08, of the National Monetary Council, in the amount of R$ 22,130,211.93, without issuing new shares, through the capitalization of capital reserves, with the subsequent amendment of the heading of article 5 of the Company’s Bylaws, according to the proposal approved at the Meeting of the Board of Executive Officers held on March 15, 2010; (b) Approve the amendment of the Company’s Bylaws; and (c) Approve the election of the current members of the Company’s Audit Committee for a new term of office and election of a new member for the Company’s Audit Committee, determination of the compensation thereof, and approval of the Company administrators’ compensation proposal for the exercise of 2010.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and based on the documents submitted to the Directors, which will be filed at the Company’s main place of business, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

(a) Approve, pursuant to article 17, item XI, of the Company’s Bylaws, the Proposal of the Board of Executive Officers, according to the meeting held on March 15, 2010, at 10:00 a.m., to increase the Company’s capital, in order to comply with Resolution # 3,605/08, of the National Monetary Council, in the amount of R$ 22,130,211.93, without issuing new shares, the Company’s capital being increased from R$ 62,806,071,402.28 to R$ 62,828,201,614.21, fully paid-in and divided into 212,841,731,754 common registered shares, with no par value, and 186,202,385,151 preferred registered shares, with no par value, with the incorporation of the following capital reserves: (a) “share subscription premium reserve”, in the amount of R$ 128.82; (b) “equity bond updating reserve”, in the amount of R$ 769,143.76; (c) “donations and subventions reserve”, in the amount of R$ 16,804,464.06; and (d) “tax incentives - appropriation of income tax”, in the amount of R$ 4,556,475.29. The proposed increased of capital shall be perfected without changing the number of shares issued by the Company, pursuant to article 169, paragraph 1, of the Brazilian Law of Business Corporations (“Lei das S.A.”). The General Meeting that approves this proposal shall also approve the amendment of the heading of article 5 of the Company’s Bylaws, in order to reflect the amount of the new capital. The Directors authorized the Board of Executive Officers to take all measures required to subject the capital increase now proposed to the approval of the Company’s Extraordinary Shareholders Meeting, to be called on a timely basis;

(b) Approve, pursuant to article 17, item XI, of the Company’s Bylaws, the Proposal of the Staff of Executive Officers, according to the meeting held on March 15, 2010, at 2:00 p.m., attached hereto as Attachment I, to amend the Company’s Bylaws, in its articles 5, heading, 12, 15, paragraph 3, 16 and paragraphs, 17, item XIX, 19, heading e paragraph 2, 21 and paragraphs, 22, 26, item IV, and 35, addition of paragraphs 3 and 4. The Directors authorized the Board of Executive Officers to take all measures required to subject the Proposal hereby approved to the approval of the Company’s Extraordinary Shareholders Meeting, to be called on a timely basis; and

(c) Approve, pursuant to article 17, item XXI, of the Company’s Bylaws, (c.1.) the election, for a new term of office of one (1) year as of this date, of the current members of the Company’s Audit Committee, to wit: Mrs. Maria Elena Cardoso Figueira, a Brazilian citizen, divorced, economist, holder of ID Card (“RG”) # 06.999.925-8 issued by IFP/RJ, registered with the Individual Taxpayers’ Roll (“CPF/MF”) under number 013.908.247-64, resident and domiciled in São Paulo - SP, with business address at Av. Presidente Juscelino Kubitschek, 2235, in the capacity of Coordinator of the Company’s Audit Committee, pursuant to paragraph 1, Art. 29, of the Company’s Bylaws; Mr. Sérgio Darcy da Silva Alves, a Brazilian citizen, married, economist, holder of RG # 2.127.279 issued by SSP/DF, registered with the CPF/MF under number 050.933.687-68, resident and domiciled in Brasília/DF, with business address in Brasília/DF, at SHIS Ql 19, conjunto 14, Casa 10; and Mr. Paulo Roberto Simões da Cunha, a Brazilian citizen, divorced, accountant, holder of RG # 4.840.176 issued by SSP/SP, registered with the CPF/MF under number 567.047.048-68, resident and domiciled in São Paulo - SP, with business address at Av. Presidente Juscelino Kubitschek, 2235, in the capacity of technical qualified member pursuant to article 12, paragraph 2, of Resolution # 3,198/04 of the Brazilian National Council (“CMN”); and (c.2) the election of Mr. Celso Clemente Giacometti, a Brazilian citizen, married, business administrator, holder of RG # 3.179.758-1 issued by SSP/SP, registered with the CPF/MF under number 029.303.408-78, resident and domiciled in São Paulo - SP, with business address at Avenida Vereador José Diniz, 3725 - 6o andar, in the capacity of member of the Audit Committee, with a term of office of one (1) year as of this date. The members of the Audit Committee hereby elected represent that they are not involved in any criminal offenses under the law that would prevent them from performing business activities, particularly those referred to in paragraph 1, article 147, of the Corporate Law, as well as comply with the requirements established in Resolutions 3041/02 and 3198/04, both of the National Monetary Council, and who will only be vested in the positions for which they were elected following the confirmation of the election by the Central Bank of Brazil. The Board of Directors approved the total annual amount of the compensation of the members of the Audit Committee for the period of twelve (12) months as of this date, in the total amount of up to R$ 3,440,000.00. Finally, the Board of Directors also approved the Company administrators’ compensation proposal for the exercise of 2010, in the total amount of up to R$ 246,560,000.00.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by all Directors and the Secretary. São Paulo, March 22, 2010. (sgd.) Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________
Marco Antônio Martins de Araújo Filho
Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 22, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President